                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines

preliminary first half 2007 results

Telecom Italia Group: revenues in line with 2007 targets, margins better

Consolidated net income expected to be at least in line with first half 2006

Industrial investment approximately 12% higher compared with first half 2006

Domestic Italian operations: revenues and margins in line with 2007 targets

 7.3 million broadband customers in Italy

34.3 million mobile lines in Italy of which 5.1 million are UMTS lines (15% of total lines)

market share domestic mobile at 40.3%

European Broadband: revenues and margin trend in line with annual targets

3.2 million broadband customers outside Italy

Brazil Mobile: revenues and margins exceed 2007 targets

27.5 million mobile lines, confirming second position in Brazilian market with a market share of 25.8%

 Gaetano Miccichè joins board, replacing Luciano Gobbi

Domenico De Sole designated Lead Independent Director

*****

TELECOM ITALIA GROUP

REVENUES: 15,470 MILLION EUROS (UP 0.9% COMPARED WITH THE FIRST HALF OF 2006); + 0.2% ORGANIC GROWTH (UP 1.7% NET OF CONTRACT CHANGES RELATING TO NON-GEOGRAPHICAL NUMBERS;

ANNUAL GROWTH TARGET BETWEEN 1.0% AND 2.0%)

EBITDA: 6,314 MILLION EUROS (-3.1% COMPARED WITH FIRST HALF 2006); ORGANIC VARIATION -2.8%

ORGANIC EBITDA MARGIN EQUAL TO 41.6%

(-1.3pp COMPARED WITH FIRST HALF 2006,

ANNUAL TARGET BETWEEN -2.5pp AND -2.0pp)

EBIT: 3,469 MILLION EUROS

(-8.7% COMPARED WITH FIRST HALF 2006);

ORGANIC VARIATION -5.4%

ORGANIC EBIT MARGIN 23.1%

(-1.4pp COMPARED WITH FIRST HALF 2006,

ANNUAL TARGET BETWEEN -3.0pp AND -2.5pp)

NET FINANCIAL DEBT AT 30 JUNE 2007 WAS 39,175 MILLION EUROS (UP 1,874 MILLION EURO FROM 31 DECEMBER 2006) THANKS TO CASH FLOW FROM OPERATIONS OF 1,625 MILLION EUROS, PARTIALLY OFFSETTING CASH OUT FROM THE AOL ACQUISITION (669 MILLION EUROS) AND DIVIDEND PAYOUT (2,830 MILLION EUROS)

THE NET FINANCIAL POSITION ON 30 JUNE DOES NOT INCLUDE EQUITY DISPOSALS (OGER, SOLPART AND CAPITALIA) WORTH MORE THAN 850 MILLION EUROS

The preliminary results of the Telecom Italia Group for the first half of 2007 and relative comparable period were prepared applying the international accounting standards issued by the Internal Accounting Standards Board and approved by the European Union (“IFRS”). This press release also contains alternative performance indicators not contemplated in the IRFS standards (EBITDA; EBIT; Organic Difference in Revenues, EBITDA and EBIT; and Net Financial Borrowings). These terms are defined in the appendix. The preliminary results for the first half of 2007 have not been verified by the external auditors.

Milan, 24 July 2007 – The Telecom Italia Board of Directors, chaired by Pasquale Pistorio, today examined the Group’s preliminary first-half 2007 results.

TELECOM ITALIA GROUP

The consolidation area of the Telecom Italia Group as at 30 June 2007 differs from 30 June 2006 and 31 December 2006 as follows:

-

Inclusion: AOL Internet operations in Germany (consolidated from 1 March 2007);

-

Exclusions: Digitel Venezuela (sold in May 2006), previously stated as discontinued or soon-to-be discontinued operations, Ruf Gestion (sold in March 2006), Eustema (sold in April 2006), Telecom Italia Learning Services (sold in July 2006) and other minor businesses.

First-half 2007 revenues rose by 0.9% to 15,470 million euros, compared with a first half 2006 figure of 15,335 million euros. Excluding the effects of exchange rate fluctuations (-40 million euros) and changes to the scope of consolidation (+149 million euros), organic growth was equal to 0.2% (+26 million euros).

In compliance with AGCOM Italian communications regulatory authority resolution no. 417/06/CONS, since 1 January 2007 Telecom Italia only provides billing services for customer calls to other carriers' non-geographical numbers, and is therefore no longer liable for the insolvency risk associated with these receivables. Since that date, interconnection revenues and associated costs have no longer taken into account the traffic generated by such calls, which in the first half of 2006 totaled 230 million euros and were entered onto the Fixed Line Domestic unit accounts (along with the entry of a corresponding figure as costs).

Excluding this item, organic growth was equal to 1.7%. Moreover, compared with the same period in 2006, revenues for the first half of 2007 were impacted by the application from March 2007 of the so-called “Bersani Decree” (-163 million euro), by the effects of changes to termination rates that came into force in the second half of 2006 (-95 million euros), and by self-regulation of international roaming tariffs in compliance with European Commission rulings (-20 million euro).

Compared to the first half of the preceding year, these changes (including the non-geographical numbering modifications) had a total value of 508 million euro.

The main drivers of organic growth during the first half of 2007 included growth in Brazil Mobile BU operations (+620 million euros), a significant additional 114 million euro contribution from the European Broadband BU spurred by customer portfolio growth in France and Germany, and additional revenues from the Media BU, driven by advertising revenue growth and higher revenues from Digital Terrestrial operations.

EBITDA (operating result before depreciation and amortization, capital gains/losses and renewal/write-downs of non-current activities) amounted to 6,314 million euros, 3.1% lower than the first half of 2006 (-204 million euros). The EBITDA margin for the first half of 2007 was equal to 40.8% (42.5% for the first half of 2006). Excluding the effects of exchange-rate fluctuations and changes to the consolidation area, the organic difference amounted to -2.8% (-186 million euros):

	1°Half 2007	1°Half 2006	Change
(millions of euro)	(a)	(b)	(a-b)%
EBITDA (HISTORICAL BASIS )	6,314	6,518	(204)	(3.1)
Effect of change in the scope of consolidation		13
Effect of change in exchange rates		(13)
Non-organic (Income) Expenses	118	100

Non-recurring (Income) Expenses:	-	14
Corporate restructuring costs		9
Industrial reconversion costs		5
Other non-organic (Income) Expenses:	118	86
Restructuring costs	84	75
Provision for disputes and settlement	33	-
Other (income) expenses, net	1	11
COMPARABLE EBITDA	6,432	6,618	(186)	(2.8)

It should be noted that the above mentioned changes had a negative impact on EBITDA of 191 million euros (163 million euros stemming from the Bersani Decree and 28 million euros from fixed-mobile termination).

The organic EBITDA margin amounted to 41.6% (down 1.3pp on the figure of 42.9% registered for the first half of 2006; this is better than the annual target of -2.5% to -2.0% on the FY 2006 figure of 41.5%).

EBIT (operating result) amounted to 3,469 million euros, down 332 million euros compared with the first half of 2006 (-8.7%).

The organic difference in EBIT was -204 million euros, or -5.4%, and is calculated as follows:

	1°Half 2007	1°Half 2006	Change
(millions of euro)	(a)	(b)	(a-b)%
EBIT (HISTORICAL BASIS)	3,469	3,801	(332)	(8.7)
Effect of change in the scope of consolidation		10
Effect of change in exchange rates		(6)
Non-organic (Income) Expenses	106	(26)

Non-organic (Income) Expenses already described under EBITDA	118	100

Additional non-recurring (Income) Expenses	(10)	(125)
Gains on sale of real estate properties	(10)	(123)
Gains on sale of Ruf Gestion		(27)
Writedown of Telecom Italia Learning Services		25
Additional non-organic (income) expenses:	(2)	(1)
Other (income) expenses	(2)	(1)
COMPARABLE EBIT	3,575	3,779	(204)	(5.4)

The EBIT margin was down from 24.8% for the first half of 2006 to 22.4% for the first half of 2007.

Excluding other non-organic variations and the effect of changes to the exchange rates and the area of consolidation, the organic difference came to -204 million euros (-5.4% compared with first quarter 2006). The organic EBIT margin was 23.1% (down 1.4% on the figure of 24.5% registered for the first half of 2006; this is better than the annual target of -3.0% to -2.5% on the FY 2006 figure of 24.0%).

The first-half 2007 consolidated net result is expected to be at least equal to the first-half 2006 result.

Industrial investment in the first half of 2007 amounted to 2,474 million euros, 258 million euros more than the corresponding period last year. This was mainly due to greater investment in the development of domestic telecommunications (+102 million euros), the European Broadband (+24 million euros) and Brazilian Mobile (+78 million euros).

Net financial debt at 30 June 2007 stood at 39,175 million euros (37,301 million euros at year-end 2006). Notwithstanding the 1,625 million euros generated by cash flow from operations since year-end 2006, debt increased as a result of the AOL acquisition (669 million euros) and dividend payouts (2,830 million euros). It should be noted that this net financial debt figure does not yet benefit from the sale of equity stakes (Oger, Solpart and Capitalia of which more detail is provided at the end of the press release in the section relating to EVENTS FOLLOWING 30 JUNE) subsequent to 30 June 2007 and worth a total of over 850 million euros.

Compared with 31 March 2007 (37,183 million euro), the debt increase was essentially due to dividend payments.

At 30 June 2007, the Group employed 83,812 people, compared with the year-end 2006 figure of 83,209. The 1,101-person rise is wholly ascribable to the AOL acquisition.

BUSINESS UNIT RESULTS

Telecom Italia Media preliminary results for the first half of 2007 were published in a press release issued yesterday (23 July 2007) after the Board meeting called to approve the accounts.

On 22 January 2007, Telecom Italia announced a new corporate structure to respond to major changes in technology, the marketplace and the regulatory environment. The new structure provides greater operational flexibility while facilitating the company’s strategic orientation towards business area convergence (fixed-line and mobile communications, broadband internet and media content).

For organizational and accounting purposes, the new structure divides the company into the following categories:

-

Domestic

-

European Broadband

-

Brazil Mobile

-

Media

-

Olivetti

-

Other operations

Specifically:

•

The “Domestic” Business Unit covers fixed-line and mobile telecommunications operations managed by Telecom Italia S.p.A. and by the Telecom Italia Sparkle Group, along with associated support operations;

•

The “European Broadband” Business Unit covers innovative broadband services in France, Germany and Holland;

•

The “Brazil Mobile”, “Media” and “Olivetti” Business Units remain effectively as they were;

•

“Other operations” consists of finance enterprises, foreign operations not included in other business units (such as Entel Bolivia), and other less important firms not strictly involved in Telecom Italia Group core business.

DOMESTIC

Revenues of 12,182 million euros decreased by 5.4% (-695 million euros) compared with the first half of 2006. On an organic basis, the decrease amounted to 5.3% (-679 million euros). Excluding changes to the terms and conditions of non-geographical number contracts, the figure drops to -3.6%, compared with an annual target of -3.5% to -2.5%.

As noted earlier, performance was impacted by the introduction of the so-called “Bersani Decree” in March 2007, by the reduction in fixed-line/mobile termination tariffs, and by self-regulation of international roaming traffic prices (in compliance with European Commission rulings). Taken together, these developments (including non-geographical numbering) would have had a 508 million euro impact on the figure for the first half of the preceding year.

Fixed-Line Telecommunications Revenues

Fixed-line telecommunications revenues amounted to 7,983 million euros, a reduction of 7.2% (-616 million euros) compared with the first half of 2006. The organic difference in revenues came to -4.4% excluding exchange rate fluctuations, changes to the scope of consolidation, the impact of new accounting practices brought in under AGCOM resolution no. 417/06/CONS, and changes to non-geographical number accounting.

Retail Voice

Retail Voice revenues amounted to 4,285 million euros. Excluding the effect of the above-mentioned changes to non-geographical number terms and conditions, the 8.1% reduction compared with the first half of 2006 reflects a reduction in traffic and rates (reduced termination tariffs) for fixed-line/mobile calls, a migration of fixed-line market traffic towards mobile, and competitive price pressure, particularly in the Top Clients segment.

Internet

Internet unit revenues amounted to 716 million euros. Excluding the effect of the above-mentioned changes to non-geographical number terms and conditions, this figure registered 6.5% growth (up 44 million euros) compared with the first half of 2006. Broadband revenues continued to register strong growth, up 10% (+61 million euros) compared with the same period in 2006.

Telecom Italia’s total domestic market broadband access customer portfolio grew to 7.3 million customers at 30 June 2007, of whom 6.1 million are retail customers. The unit continues to implement its traffic- and value-focused strategy. Flat-rate offerings accounted for 58% of the entire Alice Consumer customer portfolio; the VoIP customer portfolio registered strong growth to 924,000, corresponding to 15.2% of all retail broadband access lines.

Data Business

Data Business revenues amounted to 841 million euros, an overall 5.5% decrease (49 million euros) compared with the first half of 2006, all of which was registered during the first quarter of 2007. This was the result of increasing competitive pressure in the corporate clients market, and of a review of prices for public sector contracts. Leased lines and traditional data transmission services bore the major part of this reduction. ICT services, however, continued to register dynamic growth, up 14.5% compared with the first half of 2006 (up 40 million euros).

Wholesale

Revenues from wholesale services amounted to 1,950 million euros, an overall increase of 1.4% (+27 million euros) compared with the first half of 2006.

Revenues from domestic wholesale services grew by 15.6% compared with the first quarter of 2006 to 1,164 million euros (+157 million euros). Revenues from international wholesale services amounted to 786 million euros, down 14.2% (-130 million euros) compared with the first half of 2006.

Mobile Telecommunications

Revenues for the first half of 2007 amounted to 4,916 million euros, down 1.3%, with revenues from services down -0.4%. Results were impacted by the negative effects of the so-called “Bersani Decree”, by changes to fixed-line/mobile termination rates, and by self-regulation of international roaming tariffs in compliance with European Commission rulings. These regulatory developments apart, overall domestic mobile revenues would have registered growth of 3.8%, and revenues from services alone would have risen 5.1%.

The first half of 2007 saw strong growth (+15.5%) in revenues from value-added services (VAS), which increased to 916 million euros (+123 million euros compared with the first half of 2006, of which +79 million euros in the second quarter). Growth in this area may be ascribed to ongoing enhancement of the interactive services offerings portfolio. VAS revenues accounted for 19.9% of revenues from services (compared with 17.2% for the first half of 2006). “Voice” revenues, totaling 3,462 million euros, were down for outbound calls (-2.2%) and inbound calls (-7.8%). Revenues from the sale of handsets decreased 12.8% to 321 million euros (-47 million euros more than in the first half of 2006).

At 30 June 2007, Telecom Italia supplied 34.3 million mobile lines, of which 5.1 million (15.2% of total customers) are on UMTS technology. The grand total rose by 1.9 million compared with year-end 2006, corresponding to a market share of 40.3%.

Domestic business unit EBITDA (operating resulting before amortization and depreciation, capital gains/losses, and renewals/write-downs of non-current activities) amounted to 5,639 million euros, down 9.2% (-571 million euros) compared with the first half of 2006. The EBITDA margin was 46.3% (48.2% for the first half of 2006). Compared with 2006, the result was strongly impacted by the noted changes to the regulatory environment brought in by the “Bersani Decree” (corresponding to 191 million euros), by changes in the revenue mix, and by increasing competitive pressure in Italy which is having an effect both on price and sales costs.

The organic difference in EBITDA compared with the first half of 2006 was -8.4% (-526 million euros) and is broken down as follows:

The organic EBITDA margin was 47.2% (down 1.6pp on the figure of 48.8% registered for the first half of 2006, and in line with the 2007 target of between -2.0pp and -1.5pp).

Domestic business unit EBIT (operating result) was 3,476 million euros, down 13.9% (-561 million euros) compared with the first half of 2006. The EBIT margin was 28.5% (31.4% for the first half of 2006). The organic difference in EBIT was -10.2% (-405 million euros) compared with the first half of 2006 and is broken down as follows:

The organic EBITDA margin was 29.4% (31.0% in the first half of 2006).

Industrial investment amounted to 1,895 million euros (+102 million euros compared with the same period in 2006). Industrial investment was equal to 15.6% of revenues (13.9% in the first half of 2006). Higher investment reflects the Group’s constant commitment to modernizing its network, technology and services.

EUROPEAN BROADBAND

European Broadband business unit revenues (France, Germany and Holland), were 695 million euros, grew by 62.8% (+268 million euros) compared with the first half of 2006. Organic growth on equal perimeter basis, amounted to 114 million euros (+19.6%). The broadband access portfolio amounts to 3.2 million, most of whom are dual or triple play customers.

EBITDA (operating result before depreciation and amortization, capital gains/losses, renewal/write-downs of non-current activities) amounted to 88 million euros, with an increase of 74 million euro (+528.6%) compared with the first half of 2006, and equal to 12.7% of revenues (3.3% for the first half of 2006). Organically growth was +164.7% (+56 million euros) compared with the first half of 2006, and broken down as follows:

EBIT came in at -52 million euros, a 26 million euros improvement (up 33.3%) compared with the first half of 2006. Organic EBIT registered 11 million euro growth compared with the first half of 2006:

Industrial investments amounted to 252 million euros, a rise of 24 million euros compared with the same period in 2006.

MOBILE BRASIL

(Average euro/real exchange rate: 0.36779)

As of June 30, 2007 the Brazilian market reached a total of 106.7 million lines (56.4% population penetration), compared with 99.9 million lines at 2006 year-end (53.2% penetration). The TIM Brasil Group has continued to consolidate its position as no.2 player on the market, totaling 27.5 million lines and holding a 25.8% market share .

TIM Brasil Group consolidated revenues for the first half of 2007 amounted to 6,313 million reais, a rise of 35.9% compared with the first half of 2006. Revenues from services rose 40.8%, boosted by strong growth in voice and value added services. Revenue growth excluding changes to the regulatory environment in 2006 (abolition of the “Bill and Keep” rule) was 18.1% (+20.2% if solely considering service revenues).

Consolidated EBITDA (operating result before depreciation and amortization, capital gains/losses, renewal/write-downs of non-current activities)  for the first half of 2007 amounted to 1,591 million reais, a rise of 66.8% (up 637 million reais compared with the first half of 2006).

The EBITDA margin corresponded to 25.2%, up 4.7 percentage points compared with the same period last year. Organic EBITDA growth compared with the same period in 2006 corresponded to 62.7% and is broken down as follows:

Consolidated EBIT (operating result) was positive for 189 million reais (compared with minus 210 million reais for the first half of 2006). The 399 million reais improvement compared with 2006 was achieved despite higher depreciation and amortization (up from 1,164 million reais in 2006 to 1,399 million reais in 2007), principally as a result of investment in network infrastructure and IT systems, along with customer acquisition costs.

Organic EBIT for the first half of 2007 was up by 376 million reais compared with the same period in 2006:

Industrial investments amounted to 737 million reais (520 million reais for the first half of 2006), up 217 million reais in part as a result of investment to expand the customer base (158 million reais).

At June 30, 2007 the company employed 9,661 people, a rise of 130 compared with December 31, 2006.

OLIVETTI

Revenues amounted to 192 million euros, down 20 million euros compared with the first half of 2006 (-9.4%). Excluding exchange rate variations, changes to the consolidation area and research costs, the organic difference was -20 million euros (-9.4%).

EBITDA (operating result before depreciation and amortization, capital gains/losses, renewal/write-downs of non-current activities) amounted to -17 million euros, a 9 million euro improvement on the same period compared with the same period of 2006, above all as a result of last year's initiatives for re-conversion and rationalization.

The organic difference of 3 million euros breaks down as follows:

EBIT (operating result) were to -24 million euros, an 11 million euro improvement compared with the same period in 2006.

The organic variation, a positive 4 million euro, is broken down as follows:

Industrial investments amounted to 5 million euros, in line with the same period in 2006.

EVENTS OCCURRING AFTER JUNE 30, 2007

On 3 July 2007, the disposal of TIM International’s 10.36%  stake in Oger Telecom to Saudi Oger was completed for a total price of USD$477 million.

As a consequence of this agreement, Telecom Italia’s commitments for USD$150 million are no longer in place. The capital gain realized in connection with the cancellation of this commitment, Telecom Italia Group’s net financial position and  income statement will be positively impacted for 462 million euros and 86 million euro respectively.

Agreement was reached on July 19 for the sale by Brasilco S.r.l., the company held in trust by Credit Suisse with Telecom Italia International NV’s as sole beneficiary, of its 38% stake in Solpart Partecipaçoes S.A., for USD$515 million. At current exchange rates, the transaction will reduce Telecom Italia Group’s net debt by 354 million euros, and have a 195 million euro positive impact on Group net income.

Between June 29 and July 3, 2007, Telecom Italia partially divested of its equity interest in Capitalia S.p.A. (a total of 10,453,051 ordinary shares, corresponding to 0.403% of the share capital), in line with indications provided in March 2007 to rating agencies and the financial community during presentation of the company's 2007-2009 business plan.

The sale of 5,050,871 ordinary shares (48.3% of the overall holding) will result in a 37 million euro  reduction in financial borrowings during the second half of the year, and have a 19 million euro positive impact on the Group’s net income.

***

Following the resignation of director Luciano Gobbi, the Board of Directors has appointed Gaetano Miccichè to replace him. Mr. Miccichè’s CV is attached to this press release for reference.

Domenico De Sole has then been appointed Lead Independent Director.

Drawing upon the powers vested in the company articles of association pursuant to applicable law, the Board of Directors has completed the approvals process (commenced on June 13) regarding the merger of 100 percent-owned subsidiary Progetto Italia S.p.A. into Telecom Italia S.p.A. The merger process is expected to be completed during the third quarter.

***

Now that CONSOB has issued regulations in implementation of the so-called savings protection law, the Board of Directors is furthermore taking steps to ensure that the company's bylaws, which were updated during the April 16, 2007 Shareholders' Meeting – while awaiting issue of the regulations and therefore pursuant to the sole available primary reference documents, that is to say law no. 262/2005 and decree law no. 303/2006 – comply with the new regulatory framework.

The Board's examination has confirmed that Telecom Italia's company bylaws comply with the overall requirements of law and regulations. It was nevertheless deemed opportune to undertake some minor amendments in order to ensure full compliance with the letter of the law regarding the renewed Regulations for Issuers as they pertain to certain articles of association, specifically, those regarding the mechanisms for appointing the Board of Directors and Board of Auditors.

These amendments concern:

•

A reduction of the shareholding required to submit a list from 1% to 0.5%, as is necessary for higher capitalization stocks; this change is purely for the sake of checking and clarification, given that the articles of association already deferred to the measure established set by Consob;

•

Certain aspects of procedure for candidacy to nomination to the Board of Statutory Auditors, which is now fully covered by the Regulations for Issuers. Specifically, shareholders who present lists are no longer required to publish them at their own expense in at least one nationally-distributed daily newspaper;

•

As regards the appointment of new auditors to the Board of Auditors, if a currently-appointed Auditor steps down during his or her term of office, amendments have been made to uphold the principle regarding the required representation of minorities. Specifically, this interpretative amendment is based on the mechanism of Shareholder Meeting "confirmation" of minority alternate auditors (this situation arose at the April 16, 2007 Shareholders' Meeting).

§

The first-half 2007 results will be presented to the financial community during a conference call tomorrow, July 25, starting at 1 p.m. Italian time.

Journalists will be able to follow the presentation (which will not be followed by a Q&A session) by dialing +39 06 33168.

Journalists who are unable to listen in live may access a recording of the presentation by calling +39 06 334843, (access code 156278#).

Telecom Italia

Media Relations

+39.06.3688.2610

 www.telecomitalia.com/stampa

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

TELECOM ITALIA GROUP

PRELIMINARY RESULTS 1st HALF 2007

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain non-IFRS measures are presented for purposes of a better understanding of the trend of operations and the financial condition of the Telecom Italia Group for the six-month periods ended June 30, 2007 and 2006. These measures are also presented in Report on Operations included in the periodic reports (annual financial statements, first half and quarterly reports). However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units), in addition to EBIT. These measures are calculated as follows:

Income from continuing operations before taxes
+	Financial expenses
-	Financial income
+/-	Share of losses / (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating Income
+/-	Impairment losses / (reversals) on non-current assets
+/-	Losses / (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating result before depreciation and amortization, Capital gains / (losses) realized and Impairment reversals / (losses) of non-current assets

•

Organic change in Revenues, EBITDA and EBIT.  These measures express changes (amount  and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more effective manner the operating performance of the Group (as a whole and at the level of the Business Units).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

•

Net Financial Debt. Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

TELECOM ITALIA GROUP - NET FINANCIAL DEBT

(millions of euro)		6/30/2007 preliminary	12/31/2006	Change
		(a)	(b)	(a-b)
Total non current and current financial liabilities:
Financial payables		40,043	42,534	(2,491)
Financial lease liabilities		2,088	2,116	(28)
Liabilities for hedging and non-hedging derivatives, Other financial liabilities		2,071	1,806	265
	(A)	44,202	46,456	(2,254)
Total non current and current financial assets:
Securities other than investments		(275)	(824)	549
Financial receivables, Other financial assets and Cash and cash equivalents		(4,752)	(8,331)	3,579
	(B)	(5,027)	(9,155)	4,128

NET FINANCIAL DEBT	(A+B)	39,175	37,301	1,874

GAETANO MICCICHE'

Born Palermo 12 October 1950.

Degree in Law.

Master in Business Administration SDA Bocconi with merit certificate.

Professional experience:

from 2002	INTESA SANPAOLO S.P.A. Head of Corporate & Investment Banking Division Chairman Banca IMI
Other positions	Board Member Banca Caboto SpA, Borsa Italiana SpA, Member of Board of Directors ZAO BancaIntesa - Moscow
1997 - 2002	OLCESE S.P.A. Chief Executive and General Manager
1996 - 1997	SANTAVALERIA S.P.A. General Manager Industrial Holding Company in chemical and glass sectors (consolidated revenues € 350 million, 1,800 employees)
1992 - December 1995	GEROLIMICH - UNIONE MANIFATTURE Managing Director and later Liquidating Administrator Holding Company with stakes in various industrial sectors (consolidated revenue € 500 million, 3,700 employees)
1989 - 1992	RODRIQUEZ S.P.A. Central Financial Director World leading company in the high-speed navigation sector (revenues € 75 million, 700 employees)
1971 - 1989	CASSA CENTRALE RISPARMIO PROVINCE SICILIANE Manager for Corporate Clients

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 24th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager